SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

CAPSTONE TURBINE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

14067D102
(CUSIP Number of Class of Securities of Underlying Common Stock)

Susan Cayley
Vice President, General Counsel and Secretary
Capstone Turbine Corporation
21211 Nordhoff Street
Chatsworth, California 91311
(818) 734-5300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Neil Wolff, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$991,619.92	$80.22

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,026,013 shares of common stock of Capstone Turbine Corporation having an aggregate value of $991,619.92 as of June 23, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT (a)(1)(i)
EXHIBIT (a)(1)(ii)
EXHIBIT (a)(1)(iii)
EXHIBIT (a)(1)(iv)
EXHIBIT (a)(1)(v)
EXHIBIT (a)(1)(vi)
EXHIBIT (a)(1)(vii)
EXHIBIT (a)(1)(viii)
EXHIBIT (a)(1)(ix)
EXHIBIT (a)(1)(x)
EXHIBIT (d)(2)
EXHIBIT (d)(3)
EXHIBIT (d)(4)
EXHIBIT (d)(5)

Item 1. Summary Term Sheet.

     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options for New Options dated June 25, 2003 (“Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)  Name and Address.

     The name of the issuer is Capstone Turbine Corporation, a Delaware corporation (“Capstone” or the “Company”). The address of its principal executive office is 21211 Nordhoff Street, Chatsworth, California 91311. The telephone number at that address is (818) 734-5300.

(b)  Securities.

     This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain eligible persons to exchange options with exercise prices greater than or equal to $2.00 per share that are currently outstanding under the Capstone Turbine Corporation 1993 Incentive Stock Plan (the “1993 Stock Plan”) and 2000 Equity Incentive Plan (the “2000 Equity Plan”) to purchase an aggregate of 1,026,013 shares of the Company’s Common Stock, par value $0.001 per share (“Option Shares”), for new options that will be granted under the 2000 Equity Plan (the “New Options”), upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange. Eligible persons are all holders of stock options eligible to be tendered pursuant to the Offer to Exchange who (i) reside in the United States, (ii) hold their options as of the date the Offer to Exchange commences and through the date the tendered options are cancelled and (iii) are non-executive employees of the Company or its subsidiaries. Consultants to the Company, the Company’s executive officers, executive management and members of the Company’s Board of Directors are not “eligible persons.”

     As of June 10, 2003, options to purchase 9,851,440 shares of our Common Stock were issued and outstanding, of which options to purchase 1,026,013 shares of our Common Stock, constituting approximately 10.41%, were held by eligible persons and were eligible for exchange in the Offer to Exchange.

     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Certain Risks of Participating in the Offer,” “The Offer–Eligibility” (Section 1), “The Offer–Number of options; expiration date” (Section 2), “The Offer–Acceptance of options for exchange and issuance of new options” (Section 6), and “The Offer–Source and amount of consideration; terms of new options” (Section 9) is incorporated herein by reference.

(c)  Trading Market and Price.

     The information set forth in the Offer to Exchange under the caption “The Offer–Price range of shares underlying the options” (Section 8) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)  Name and Address.

     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)  Material Terms.

     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “The Offer–Eligibility” (Section 1), “The Offer–Number of options; expiration date” (Section 2), “The Offer–Procedures for tendering options” (Section 4), “The Offer–Withdrawal rights and change of election” (Section 5), “The Offer–Acceptance of options for exchange and issuance of new options” (Section 6), “The Offer–Conditions of the Offer” (Section 7), “The Offer–Source and amount of consideration; terms of new options” (Section 9), “The Offer–Status of options acquired by us in the Offer; accounting consequences of the Offer” (Section 12), “The Offer–Legal matters; regulatory approvals” (Section 13), “The Offer–Material U.S. federal income tax consequences” (Section 14), and “The Offer–Extension of Offer; termination; amendment” (Section 16) are incorporated herein by reference.

(b)  Purchases.

     The information set forth in the Offer to Exchange under the caption “The Offer–Interests of directors and officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)  Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offer to Exchange under the caption “The Offer–Interests of directors and officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference. The eligible option plans, option agreements and plan prospectuses attached hereto as Exhibits (d)(1), (d)(2), (d)(3), (d)(4) and (d)(5) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)  Purposes.

     The information set forth in the Offer to Exchange under the caption “The Offer–Purpose of the Offer” (Section 3) is incorporated herein by reference.

(b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under the captions “The Offer–Acceptance of options for Exchange and issuance of new options” (Section 6) and “The Offer–Status of options acquired by us in the Offer; accounting consequences of the Offer” (Section 12) is incorporated herein by reference.

(c)  Plans.

     The information set forth in the Offer to Exchange under the captions “Certain Risks of Participating in the Offer,” “The Offer–Purpose of the Offer” (Section 3) and “The Offer–Interests of directors and officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)  Source of Funds.

     The information set forth in the Offer to Exchange under the captions “The Offer–Source and amount of consideration; terms of new options” (Section 9) and “The Offer–Fees and expenses” (Section 16) is incorporated herein by reference.

(b)  Conditions.

     Not applicable.

(d)  Borrowed Funds.

     Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)  Securities Ownership.

     The information set forth in the Offer to Exchange under the caption “The Offer–Interests of directors and officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

(b)  Securities Transactions.

     The information set forth in the Offer to Exchange under the caption “The Offer–Interests of directors and officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.

     Not applicable.

Item 10. Financial Statements.

(a)  Financial Information.

     The information set forth in the Offer to Exchange under the captions “The Offer–Information concerning Capstone Turbine Corporation” (Section 10), “The Offer–Additional information” (Section 17) and “The Offer–Financial information” (Section 18) is incorporated herein by reference. In addition, the information (i) on pages 32 through 47 of Capstone’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002 and (ii) on pages 3 through 10 of Capstone’s Quarterly Report on Form 10-Q for its first fiscal quarter ended March 31, 2003, is incorporated herein by reference, and such filings can be accessed electronically on Capstone’s Internet website at http://www.microturbine.com and on the Internet website of the Securities and Exchange Commission at http://www.sec.gov.

(b)  Pro Forma Information.

     Not applicable.

Item 11. Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under the caption “The Offer–Legal matters; regulatory approvals” (Section 13) is incorporated herein by reference.

(b)  Other Material Information.

     Not applicable.

Item 12. Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Options for New Options, dated June 25, 2003.

(a)(1)(ii)	Letter from Emily Liggett dated June 25, 2003.

(a)(1)(iii)	Election Form.

(a)(1)(iv)	Form of Notice to Withdraw from the Offer.

(a)(1)(v)	Form of Promise to Grant Stock Option(s).

(a)(1)(vi)	Form of E-mail confirmation of receipt of Election Form.

(a)(1)(vii)	Form of E-mail confirmation of receipt of Notice to Withdraw from the Offer.

(a)(1)(viii)	Form of E-mail reminder about Expiration of Offer.

(a)(1)(ix)	Form of E-mail notification of acceptance and cancellation of tendered options.

(a)(1)(x)	Stock Option Exchange Program Presentation.

(a)(1)(xi)	Capstone Turbine Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, previously filed with the Securities and Exchange Corporation on March 31, 2003 and incorporated herein by reference.

(a)(1)(xii)	Capstone Turbine Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, previously filed with the Securities and Exchange Commission on May 15, 2003 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Capstone Turbine Corporation 1993 Incentive Stock Plan, incorporated herein by reference to Exhibit 10.3 to Capstone’s registration statement on Form S-1 (File No. 333-33024) filed with the Securities and Exchange Commission on March 22, 2000.

(d)(2)	Form of stock option agreement for Capstone Turbine Corporation 1993 Incentive Stock Plan.

(d)(3)	Capstone Turbine Corporation 2000 Equity Incentive Plan.

(d)(4)	Form of stock option agreement for Capstone Turbine Corporation 2000 Equity Incentive Plan.

(d)(5)	Capstone Turbine Corporation 2000 Equity Incentive Plan Prospectus.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)  Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CAPSTONE TURBINE CORPORATION

By:	/s/ Emily Liggett

Emily Liggett Chief Executive Officer (Interim)

Date: June 25, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Options for New Options, dated June 25, 2003.

(a)(1)(ii)	Letter from Emily Liggett dated June 25, 2003.

(a)(1)(iii)	Election Form.

(a)(1)(iv)	Form of Notice to Withdraw from the Offer.

(a)(1)(v)	Form of Promise to Grant Stock Option(s).

(a)(1)(vi)	Form of E-mail confirmation of receipt of Election Form.

(a)(1)(vii)	Form of E-mail confirmation of receipt of Notice to Withdraw from the Offer.

(a)(1)(viii)	Form of E-mail reminder about Expiration of Offer.

(a)(1)(ix)	Form of E-mail notification of acceptance and cancellation of tendered options.

(a)(1)(x)	Stock Option Exchange Program Presentation.

(a)(1)(xi)	Capstone Turbine Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, previously filed with the Securities and Exchange Corporation on March 31, 2003 and incorporated herein by reference.

(a)(1)(xii)	Capstone Turbine Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, previously filed with the Securities and Exchange Commission on May 15, 2003 and incorporated herein by reference.

(d)(1)	Capstone Turbine Corporation 1993 Incentive Stock Plan, incorporated herein by reference to Exhibit 10.3 to Capstone’s registration statement on Form S-1 (File No. 333-33024) filed with the Securities and Exchange Commission on March 22, 2000.

(d)(2)	Form of stock option agreement for Capstone Turbine Corporation 1993 Incentive Stock Plan.

(d)(3)	Capstone Turbine Corporation 2000 Equity Incentive Plan.

(d)(4)	Form of stock option agreement for Capstone Turbine Corporation 2000 Equity Incentive Plan.

(d)(5)	Capstone Turbine Corporation 2000 Equity Incentive Plan Prospectus.